                                   EXHIBIT 15



         RALEIGH, NORTH CAROLINA, JULY 17, 1998 - FOR IMMEDIATE RELEASE

                      IAT TO ACQUIRE UP TO 49% STAKE IN MCM


         McM Corporation, a Raleigh-based insurance holding company ("McM"), and IAT Reinsurance Syndicate Ltd., a Bermuda-based insurance and investment company ("IAT"), jointly announce the signing of an agreement pursuant to which IAT intends to acquire up to 49% of McM's outstanding common stock for a cash price of $3.65 per share. Of the 49% stake IAT intends to acquire, up to 35% will be acquired in a public cash tender offer and 14% will be acquired from the McMillen Trust, pursuant to an agreement between IAT and the Trust. The McMillen Trust currently owns approximately 65% of McM's outstanding shares.

         Under the agreement, which has been unanimously approved by McM's Board of Directors, the tender offer will commence no later than Thursday, July 23, 1998, and will be conditioned on the satisfaction of customary conditions and certain governmental approvals, including the approval of the North Carolina Department of Insurance. The tender offer will be made only through offering documents filed with the Securities and Exchange Commission and mailed to McM shareholders.

         PaineWebber Incorporated has acted as financial advisor to McM in connection with the transaction.

Company Contact:

George E. King
McM Corporation
919-833-1600